Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

Business customer supporting materials 3
Copies of all materials needed to ensure the Business customer communication plan is executed effectively text for ntl.com/business and ntlwholesale.com

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Latest news: delivering our digital future - announcement about the future of UK cable [link]

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New Era for UK Communications

ntl and Telewest announced today a definitive merger agreement under which ntl will acquire Telewest, creating the UK’s second largest communications company and leading triple play service provider.

Our objective is to combine the best of both companies into a single communications business that will deliver our digital future through superior interactive technology.

Today's agreement represents good news for customers, suppliers and business partners. The new company will be able to accelerate the development of next generation services, while maintaining the programme of ongoing improvements to existing products and customer services. We will be better positioned to meet the future needs of customers.

No change to your services

It's business as usual at ntl. There is no change to existing products and services. There are also no changes to contracts or terms and conditions. ntl remains focused on delivering the high standard of products and services you deserve.

What happens next?

The transaction is subject to agreement by shareholders and regulatory approval by the competition authorities. The process could take several months. This site will continue to be updated when key developments are announced.

This will be a new era for UK communications.

[Link] to ntl.com/mediacentre/press release

Questions and Answers

Q	What have you announced today?

A	Today ntl and Telewest have announced a definitive merger agreement under which ntl will acquire Telewest, creating the UK’s second largest communications company and leading triple play service provider. The cable footprint will cover more than 50% of UK households.

Q	Why are you doing this?

A	We’ll be better positioned to meet the future needs of customers and more able to compete in the highly competitive markets in which we operate.

Q	How will this affect me?

A	Today it’s business as usual. There’s no change to your services, contracts or prices. However we’ll be better positioned to meet your future needs.

Q	Do my services change?

A	No. Your services remain unchanged. There are also no changes to your prices, contract or terms and conditions.

Q	Will my bill change?

A	No. Your services and your usual billing process will not change.

Q	Does this mean that my contract becomes void?

A	No. It’s business as usual.

Q	Will my service be disrupted as a result of this news?

A	No.

Q	Will you be changing my Ts&Cs?

A	No.

Q	Will our contacts change?

A	No.

Q	So are ntl and Telewest one company now?

A	No. ntl has entered into an agreement to acquire the Telewest business. The transaction is subject to agreement by shareholders. There are also some important regulatory and other steps that have to be satisfied before the deal can be closed and we become one company.

Q	What’s involved in this regulatory process? What happens next?

A	There are some important regulatory and other steps that have to be satisfied before the deal can be closed. The OFT and OFCOM are aware of the transaction. Formal notification containing detailed information about the transaction and the operations of both companies will be submitted to both organisations shortly.

Q	How long will this take?

A	The OFT will review possible implications of the proposed deal and either approve or refer it to the Competition Commission for more detailed review. So how long the whole process takes depends on the decisions the regulators take at each stage.

Q	As a customer of ntl, can I now choose one of Telewest’s services?

A	No.

Q	Who do I speak to for more information?

A	This website will be updated when key developments are announced. However if you’d like to speak to someone today, please use the following contacts:

ntl Business customers - If you have any other questions, please contact customer services on 0800 052 0800.

ntl Suppliers - Suppliers should call 01256 75 30 30 or email suppliers@ntl.com

Additional Information and Where to Find it

This information may be deemed to be solicitation material in respect of the proposed merger of NTL Incorporated and Telewest Global, Inc. In connection with the proposed merger, NTL and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF NTL AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to stockholders of NTL and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by NTL and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of NTL’s filings may be obtained by directing a request to NTL Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

NTL, Tiger and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding NTL’s directors and executive officers is available in NTL’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telwest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.

Forward Looking Statements

This information may contain certain statements regarding the proposed transaction between NTL and Telewest, benefits and synergies of the transaction, future opportunities for the combined company and products and other statements regarding Telewest’s or NTL’s future expectations, beliefs, goals or prospects. Such statements constitute forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions or statements that are not historical facts, in each case as they relate to NTL and Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of NTL and Telewest. These include: (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.